No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


07020984


SEC MAIL
RECEIVED
PROCESSING
FEB - 9 2007
WASH. D.C.
186
SECTION

MACQUARIE
BANK

7 February 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

Dennis Leong
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,564
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,998 @ $28.74 2,500 @ $30.51 333 @ $32.26 733 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,564 on 06/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,258,961 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,056,617 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,166 @ $25.68 1,334 @ $30.51 1,666 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7,166 on 05/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,249,397 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,066,181 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633


MACQUARIE
BANK

ASX/Media Release

AIRLINE PARTNERS AUSTRALIA - VOLUNTARY FIRB NOTIFICATION

5 February 2007 – Macquarie Bank notes the attached release made by Airline Partners Australia.

For further information, please contact:

Erica Sibree, Investor Relations
Macquarie Bank
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

AIRLINE PARTNERS AUSTRALIA

Airline Partners Australia Limited
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ACN: 123 058 917

4 February 2007

DECISION TO LODGE VOLUNTARY FIRB NOTIFICATION AND PROVIDE ASSURANCES

A Director and spokesman for Airline Partners Australia (APA), Mr Bob Mansfield AO, confirmed today that APA will submit a formal voluntary notification under the Foreign Acquisitions and Takeovers Act (FATA) on Monday, 5 February 2007.

"As stated on Friday when the Bidder's Statement was released, we have been in a dialogue with the Australian Government to ascertain the best way to provide it with reasonable and accountable assurances which are also acceptable to APA. We want to provide assurances that our experienced group of aviation investors and patient approach to investment in the aviation sector will provide a sound foundation for Qantas to grow and prosper under the continued management of Geoff Dixon and his team," Mr Mansfield said.

"Although we are not foreign and FATA does not apply because we are majority Australian-owned and controlled, we have chosen to lodge a voluntary notification under FATA in order to most effectively give accountable undertakings to the Government regarding our plans.

"We wish to reiterate that the commitments we have made in our Bidder's Statement regarding Qantas' maintenance services, regional services, Frequent Flyer Points and keeping the Qantas and Jetstar brands and services fully operational are all firm.

"Our offer to shareholders, detailed in the release of the Bidder's Statement on Friday, represents a significant and certain premium over Qantas' long term average share price. APA's decision to lodge a voluntary application under the FATA demonstrates our commitment to the right outcome not just for shareholders but also for the broader community," said Mr Mansfield.

If not extended, the FIRB period for review is 30 calendar days.

For further information contact:

Martin Debelle
Cannings
Tel: (02) 9252 0622
Fax: (02) 9252 0707
Email: mdebelle@cannings.net.au
www.cannings.net.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $30.51 4,000 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,000 on 02/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,242,231 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,073,347 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.


Macquarie
Bank Limited
Operational Briefing
Presentation to Investors and Analysts
6 February 2007


Disclaimer
This material has been prepared for professional investors.
The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).
2


Agenda
9.40 – 10.10 Update since the interim result Allan Moss
10.10 – 10.35 Equity Markets Kim Burke
10.35 – 10.50 Morning Tea
10.50 – 11.15 Banking and Property Stephen Girdis/Tony Gill
11.15 – 11.40 Financial Services Peter Maher
11.40 – 12.00 Risk Management Nick Minogue
3


Macquarie
Bank Limited
Operational Briefing
Allan Moss
Managing Director &
Chief Executive Officer
6 February 2007


Update since interim result
All Groups performing well
Continuing good market conditions across most markets:
— improved trading conditions for Equity Markets Group in Asia
— other equity market conditions better than expected
— commodity prices and volatility have eased from 2006 highs
— Australian property market mixed
Continue to benefit from strong transaction flow
Ongoing asset realisations
Growth continues in specialist fund assets under management, most growth in unlisted
As usual at this part of the cycle, there is increased competition for staff
5


All Groups operating well
Investment Banking – expect 2H07 to be broadly in line with 1H07 and substantially up on 2H06
— good underlying business performance - growth in staff numbers, equity under management
— strong transaction volumes and asset realisations continue
— overall: expect FY07 to be substantially up on pcp
Treasury and Commodities – expect 2H07 to be down on 1H07, although in line with 1H07 excluding oil and gas asset realisation in North America
— overall: expect full year to be well up on pcp (including oil and gas asset realisation)
6


All Groups operating well
• Banking and Property – expect 2H07 to be very substantially up on 1H07 (excluding MGQ realisation) and 2H06
— 2H07 will benefit from further asset realisations e.g. UK office parks
— major businesses performing well except for land development business which has been affected by market conditions
— significant investment in growth/new businesses
— overall: expect FY07 to be up strongly on pcp (even excluding one-off gain from MGQ)
• Equity Markets – expect 2H07 to be slightly down or similar to 1H07 although very substantially up on 2H06
— improved performance from Asian business
— very good performance from Australian equity products
— growth in hedge fund management and structuring revenues
— continuing strong performance from Global Equity finance team
— overall: expect FY07 to be well up on pcp
7


All Groups operating well
• Financial Services – expect 2H07 to be in line with 1H07 although up on 2H06
— overall: expect FY07 to be well up on pcp
• Funds Management – expect 2H07 to be broadly in line with 1H07 and 2H06
— 1H07 benefited from performance fees on Australian equity products
— overall: expect FY07 to be up on pcp
8


Summary of current year outlook
• Subject to market conditions expect 2H07 to be up strongly on pcp but probably slightly down on 1H07 (excluding MGQ)
• As a result, expect full year to be up strongly on pcp
• Expect to continue to benefit from staff growth
• Subject to market conditions, in the remainder of the current year we expect:
— Continued satisfactory transaction levels
— Substantial raisings – unlisted international specialist funds
— Performance fees at current relative prices will not be material
• Full-year end tax rate expected to be lower than pcp due to offshore tax rate differentials
9


Continued strong investment in staff
Australian staff
International staff
• Almost 9,400 staff, up 15% from March 2006
• Over 3,200 international staff, up 28% from March 2006
10


Assets under Management up 16% since 30 Sep 06
AUM
• Dec 2006 AUM up 16% on Sep 2006 to $177b
• Specialist funds have been active, including acquisition of Thames Water
• FMG/FSG funds up 7% in Dec 2006 quarter due to strong inflows into cash, currency, equities and property
11


Some events since the interim result (November 14 2006)
The Americas
• Macquarie Infrastructure Group (MIG) – successful completion of the divestment of 50% of its interests in its four US tollroads to Macquarie Infrastructure Partners (MIP) for $US825m.
• Macquarie Infrastructure Partners – acquired Canadian port terminals, Halterm, for C$173m and Fraser-Surrey Docks* (price not disclosed)
• Duquesne Light – shareholders approved merger providing for the acquisition of Duquesne Light by DUET/MIP-led consortium for $US1.6b^
• Macquarie Infrastructure Company (MIC) – $US291m capital raising to partially fund previous acquisitions and facilitate future acquisitions
• Macquarie Media Group (MMG) – agreement to acquire American Consolidated Media, Inc. and Valley Newspapers Holdings, LP (collectively, ACM), a publisher of 40 local newspapers serving regional communities in Texas and Oklahoma for $US80m*^
12

Some events since the interim result (November 14 2006)

Asia

- **Wholesale fund – Chinese retail assets** – establishment of new fund in People's Republic of China. Seed assets were nine Chinese retail malls held by Macquarie with consortium
- **MQ specialist funds** – launch of Hong Kong platform offering structured products and quantitative investment strategies to Asian investors. First fund announced
- **Cathay Global Infrastructure Securities Fund** – establishment of Taiwan's first infrastructure fund with Cathay Securities Investment Trust. $US300m raised predominantly from retail investors. Unlisted open-end fund investing in global listed infrastructure securities. MBL investment advisor to the fund
- **Strong growth in ECM** – third party revenues YTD approximately double FY2006. Lead manager roles in significant transactions in China/Hong Kong, Singapore, Thailand and Philippines
- **Malaysian strategic alliance** – MOU signed with Amanah Raya Berhad to form strategic alliance focusing on corporate advisory. ARB is a Malaysian Government-owned trustee and large fund manager

13

Some events since the interim result (November 14 2006)

Europe

- **Talarius plc** – shareholders approved £142m offer for Talarius plc, UK's largest adult gaming centre operator, by European Gaming, joint venture between Macquarie and Tattersall's
- **MEIF II** – fundraising receiving continued strong support from institutional investors. Final close expected during 2nd quarter 2007
- **UK office parks** – sale of MBL's 85% ownership of two Akeler assets to Macquarie Goodman Group (MGQ). Global Fund I, managed by Macquarie Global Property Advisors* (49% Macquarie owned), sale of Akeler business to MGQ for £640m
- **Macquarie Office Trust** – acquisition of first European asset, Atrium Charlottenburg, in Berlin for €85m

14

Some events since the interim result (November 14 2006)

Australia

- **Qantas** – Airline Partners Australia (APA)'s cash offer of $5.60/share recommended by Qantas Board. Macquarie 14.7% stakeholder in, and advisor to, APA consortium
- **MIG** – on-market buy-back expanded from $A500m to up to $A1b post successful divestment of 50% interest in US tollroads to MIP
- **Property joint venture** – established property development and wholesale funds management JV with St Hilliers Property
- **Macquarie Leisure Trust (MLE)** – WhiteWater World opened, Gold Coast theme park. MLE also recognised as Australia's best performing listed property trust in 2006 BDO survey of 48 entities
- **No. 1 2006 announced and completed deals** – both by number and by value (Thomson Financial)
- **No. 1 2006 ASX broker market share***
- **Macquarie Wrap Solutions** – funds under administration $A21.6b at 31 December 2006. **Cash Management Trust** – funds under management $A13.3b

* Institutional and retail combined

15

Asset realisations
$1.3b^ sold since Sept 2006*

- Approx. $A370m^ disposed Apr 2006 – Sep 2006 (approx. $780m^ acquired)
- Approx. $A1,270m^ disposed post 30 September 2006* (approx. $990m^ acquired)
- All assets sold at satisfactory prices
- Majority of current asset positions are subject to contract or in active confidential negotiations with respect to disposal

* Represents closed transactions as at 31 January 2007 ^Book value

16

Capital management



- Tier 1 Capital ratio at 31 December 2006 is 15.5%
- Recent asset sales combined with the YTD profit and DRP participation have resulted in an improved capital position since 30 September 2006
- As a result of expected growth across businesses, expect that Tier 1 capital ratio will decline

17

Proposed NOHC restructure progressing well

- Overall, restructure process is on schedule
  - industry discussions with Commonwealth Treasury progressing on required legislative changes for bank restructures. Timing of required legislation still uncertain
  - we intend to submit formal NOHC Authorisation application to APRA in late February
  - subject to legislative changes and regulatory approvals, expect to submit proposal to shareholders later in 2007
  - we plan increased consultations with external counterparties over coming months
- As previously advised, major driver for restructure is continued growth in our businesses, particularly international
  - restructure will not result in any major change to senior personnel or business strategy
  - do not anticipate any significant release of capital

18


Macquarie
Bank Limited
Operational Briefing
Managing Director &
6 February 2007


Macquarie
Bank Limited
6 February 2007



Equity Markets Group Overview

Activities	• Equity Products - Sales and Trading • Global Equity Finance & Synthetic Products • Hedge Fund Management & Distribution	
Customer Segments	• Retail / High-Net Worth • Inter-bank / Corporate • Hedge Funds / Asset Managers	
Staff	474*	
Locations	Sydney Tokyo Seoul Hong Kong Singapore	Johannesburg Munich London Sao Paulo New York
MBL Group Income Contribution	9% (1H07)	

*At 31 Dec 2006

21


Operational Highlights
• Equity Products
— Asia - Strong demand for listed and OTC equity linked products over growing range of underlyings
— Australia - Continuing to build market share in listed products and growing product range and client base in OTC products
• Fund Products
— Strong growth in FUM across single strategy asset management, fund of funds and structured fund activities
— Good returns particularly in single strategy funds
• Global Equity Finance
— Strong growth in securities lending business and structured equity finance activities
22


Operational Highlights
Equity Products
• Delivering equity linked products over all major Asian, American and European markets
New markets in last 12 months:
-India
-Pakistan
-Thailand
-Malaysia
-Mexico
-Greece
-Denmark
-Belgium
-Norway
Underlying Markets
23


Operational Highlights
Equity Products
We have extended our distribution to clients in:
- United States (Reg S)
- Caymans
- Costa Rica
- Panama
- Bahamas
- British Virgin Islands
- Spain
- Portugal
- Luxemburg
- Mexico
- Switzerland
Clients
24


Operational Highlights
Hedge Fund Products
EMG's hedge fund activities have been combined under the brand MQ Specialist Investment Management
MQ
Fund of Funds
Single Manager Funds
Closed End Funds
MQ Structured Products
MQ Single Strategy Funds
MQ Funds of Funds
Funds under Risk Management
25


Operational Highlights
Global Equity Finance
Continuing growth in securities lending volumes
Loan Book Value
26


Operational Highlights
Global Equity Finance
Significant growth in the volume of structured transactions
Structured Transactions Face Value
27


Strategy Update
Next 12 months
Equity Products - Globalising the business
— Coverage of major global equity markets (China, Eastern Europe, Latin America)
— Singapore branch banking license / funds management license
— South Africa branch banking license / stand-alone equity derivatives business
— Korea domestic derivatives dealers licence
— Latin America distribution through Miami and Brazil
— European equity products distribution through Munich
Hedge Fund Products:
— Build FUM in flagship single strategies and fund of funds to $A2b
— Build European and North American institutional distribution
Global Equity Finance
— Grow supply in securities lending business (US Broker Dealer)
— Use trading and treasury capabilities to create adjacent opportunities
28


Strategy Update
Alternative Strategies Group
Previously, Equity Markets and Macquarie Securities' institutional cash equities business (within Investment Banking Group) operated separately
The growth of hedge funds has made this structure sub-optimal
Equity Markets Group
Macquarie Securities
Fund Products
Equity Products
Alternative Strategies Group
Insto Sales
Corp Broking & Syndication
Research
Execution Services
From April 2007, ASG will offer derivatives, financing and access products to hedge fund and institutional clients globally
29


Macquarie Bank Limited
Operational Briefing
Burke
Group Head, Equity Markets
6 February 2007


Macquarie Bank Limited
Operational Briefing
Stephen Girdis - Head of Real Estate
Tony Gill - Head of Banking & Securitisation
6 February 2007


Business / Staff Matrix

	Business	Strong Business Contribution	Growing business	% of BPG Staff	Offices / Countries	Break even
Established	Real Estate Structured Finance	☑	☑	6	9 / 3	
	Real Estate Capital – funds management	☑	☑	12		
	Real Estate Capital – advisory / IB	☑	☑	10		
	Investment Lending	☑	☑	9	4 / 1	
	Relationship Banking	☑	☑	19	6 / 2	
	Mortgages Australia	☑	☑	21	5 / 1	
Developing	Consumer Lending		☑	3		2007
	Mortgages Italy		☑	5	2 / 1	2008
	Mortgages Canada		☑	4	1 / 1	2008
	Childcare	☑	Exiting by sale	1	2 / 2	2008
	Taxis		☑	1	1 / 1	2009
Transitional	Mortgages USA	Redefining business strategy and targets				

32


Real Estate - Strategy in Action
Macquarie Real Estate is a major participant in global markets:
• Realising Assets and Recycling capital: UK assets, China retail malls, Macquarie Goodman stake
• Two years ago Macquarie vehicles were the largest foreign investor in US real estate, investors are now benefiting through revaluation gains, security of income through investment in high quality assets and growth markets and development opportunities
• Three years ago identified opportunities in Japan, and these continue to be present. Across our global platform Macquarie and its associates, manage in excess of $A1.5b of residential property making it a significant player
• Evolution of strategy for listed property trusts: more active portfolio and capital management - via sale of mature assets and reinvestment of capital into higher growth investments including development and acquisitions in new markets
33

Real Estate - Asia, US, Europe

- Macquarie Real Estate has continued its international expansion with substantial teams in USA, Asia and Europe, and is a niche player in Middle East, India and South Africa
- MGP Japan Core Plus Fund established - $US865m capital raised, $US300m oversubscribed, with first acquisitions made.
- MGP Global Funds 1 & 2 now own properties in China, Hong Kong, Japan, Korea, UK, Switzerland, Germany, Italy, Poland, France and Netherlands
- Wholesale property fund established, investing in retail malls in People's Republic of China. Seed assets were nine Chinese retail malls
- MOF – first European acquisition, €84.7m office building in Berlin, Germany
- MLE - expansion with first US asset acquisition: Main Event Entertainment Holdings Inc
- Real estate structured finance expanded operations in the US and UK broadening its product diversity. US now constitutes 38% of loan portfolio; UK 16% of loan portfolio and Australia 46% of loan portfolio

34


Real Estate - Australia
• Sale of Macquarie Goodman stake, realising ~$A300m gain
• Macquarie Direct Property Fund – strong fund performance and first investments into international wholesale funds. Results for 12 months to 31 December 2006 were:
— FUM up 92% from $A236m to $A452m
— Fund performance after fees - 29% vs benchmark of 20%
— Fees earned during year and from merger on 1 Jan '06 - $A16.6m (inc $7m of performance fees)
• Macquarie Property Income Fund continuing to outperform (1yr ~ 54%pa, 3yr ~ 42%pa)
• Acquired 49% stake in St Hilliers: funds management and development arms
• MLE: WhiteWater World opened, first new major Gold Coast theme park in 14 years. Recognised as 'one of the most water efficient water parks in the world.'
• MLE recognised as Australia's best performing LPT in 2006 BDO survey of 48 entities – 1yr return 27%, 3yr return 55%pa
• Port Geographe Land development project in W.A. reached $A100m presales milestone. WA land subdivisions has generally performed strongly, offsetting general land subdivision slow down on the east coast and USA
35


Assets Under Management (Including Associates)
→Real Estate assets under management (including associates) up 11% to $A23.3b at 31 December 2006 from $A21.0b, excluding MGQ at 31 March 2006 (down 16% from $A28.1b including MGQ at 31 March 2006)
$A Billion
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2000
2001
2002
2003
2004
2005
2006
2007
2.0
3.3
4.7
7.2
20.1
23.3
36


Global Acquirer of Real Estate
→Geographic spread of Real Estate assets under management (including Associates)*
→Total Value $A23.3 billion
Australia $A5.6b 24%
Europe $A1.7b 7%
Asia $A4.6b 20%
North America $A11.4b 49%
37


Managing real estate across the globe
• 7 listed and 18 unlisted funds comprising $A23.3 billion of assets
• Approx 470 staff in 21 locations within 10 countries*
38


Mortgages
→ Seeking opportunities to invest and/or partner in new international markets
→ Australia
→Despite aggressive competition portfolio continues to grow strongly – $A21.4b at Dec '06, up 17% from Mar '06
→ USA
→Settlement volumes have been disappointing. Business strategy being refined to access new distribution channels, with a greater focus on key markets, and expanded product capabilities
→ Italy
→Commenced operations in Oct 05. Growing sales have resulted in a portfolio of > €400m at Dec '06.
→ Canada
→Entered market through purchase of Canadian mortgage business in Jul '06. Portfolio under management at Dec 06 > $C1.7b
39


Relationship Banking
• Strong Domestic Growth
— All 8 sales offices showing excellent growth
— All markets showing strong client growth
• Loan Volumes grew by $A345m (17%) to $A2.3b since March 06, 87% of the growth is in MacONE product lending.
• Deposit Volumes grew by $A458m (16%) to $A3.4b since March 06
• Experiencing some minor interest rate margin contraction due to competition and heavier weighting into lower margin real estate secured lending.
• Exploring niche commercial banking opportunities offshore – London and Canadian offices to open mid 2007
40


Investment Lending
• Strong domestic business - grown to over 16% market share
• Loan book size almost doubled in 2 years to over $A4.5b
• A diversified specialist investment lending business
• Diversified loan portfolio with strong growth in capital protected products (locked in business)
• Multiple distribution channels via financial planners, stockbrokers, retail & private banks
41


Consumer Lending
→ Establishing a foothold for Macquarie in the $A88b personal loan market
→ Focused on home improvements, auto, general and debt consolidation loans
→ Targeting 5% share of these segments within 3 years
→ Growth in demand for personal loans exceeded growth in demand for credit cards last year, with an increase of 7.7 per cent over 2006 (source: Baycorp)
→ Macquarie's business enjoying rapid growth by leveraging existing distribution channels - e.g. mortgage brokers, financial planners and accountants
→ Setting new standards for service delivery through significant investment in technology - e.g. online application system with maximum 4 hour turnaround and automated loan documents
→ Early stage loan portfolio achieving better than industry average arrears and delinquency rates
42


Macquarie Bank Limited
Operational Briefing
6 February 2007


Macquarie Bank Limited
6 February 2007


FSG manufactures, packages and distributes financial products, sourced from within and outside the Bank, for retail clients and intermediaries
Macquarie Bank
MBL product
FSG: cash, super, wrap, financial planning software, alt. investments, advice, insurance, broking
TSC: eg. money market
EMG eg. structured products
BPG: eg. GEI, margin lending
FMG: eg. Macquarie Private Capital Group (MPCG)
FSG
Manufactures, packages, in-sources and distributes best-of-breed solutions
Macquarie Adviser Services (Aust)
3rd party manufacturing
Managed funds
Alternative investments
Warrants
Capital protected
Margin lending
IPO's
Direct clients
Range of advice offered to retail clients
Indirect clients
Institutions
Intermediaries
Independent Financial Advisers (IFAs)
45


Each FSG division brings a portfolio of complementary businesses
Macquarie Adviser Services (MAS)
CMT
Wrap & Superannuation
Coin Financial Planning Software
Insurance
Alternative Investments
Third Party
Managed Funds
Macquarie Portfolio Broking
Macquarie Financial Services (MFS)
Full Service Broking (FSB)
Private Banking
Private Portfolio Management
DirecTrade
New Zealand
Wealth Investment Team/Limited Advice
Strategic Financial Planning
Lachlan Wealth Management
FSG International
Assessing opportunities to take offshore:
Wrap
COIN
Product manufacturing
Wealth Management
FSG Central
Finance, Strategy, IT, Legal, Brand, PR, Organisation Development
46


Role of the FSG divisions
MAS
Macquarie Adviser Services (579 staff in five locations)
Provide financial intermediaries (eg IFAs) with administration services and access to best of breed products
Market leading position in cash, wrap platform market and superannuation
Innovative product manufacture and distribution capabilities
MFS
Macquarie Financial Services (801 staff in eight Australian locations and three New Zealand locations)
Target affluent retail clients through an advice based relationship. Holistic financial planning, full service stock broking, private banking, direct and online
Adviser force growing with 329 advisers – average revenue has increased significantly
International
International (five staff based in London, Mumbai, Bangkok)
Retail stockbroking JV (48 advisers) with TMB in Thailand
Assessing opportunities for core product and distribution capabilities in selected overseas markets
47


Selected FSG Group Performance Indicators
pa compound profit growth between September 03 & September 06
FSG Assets under Advice/Administration/Management
48


Some operational highlights
FSG is well represented across the wealth value chain
Product Manufacture/ Packaging
Platform
Dealer Group/ Advisers
Cash
Superannuation
Broking
Alternative Assets
Asset Management
Macquarie Professional Series
Private Portfolio Management (MPPM)
Insurance
Macquarie Pastoral Company
Wrap
Financial Planning Software (Coin)
MFS Dealer Group
In-house Advisers
Aligned via Lachlan Wealth Management
Private Banking
External Advisers
49


Some operational highlights
Product Manufacture/ Packaging
Platform
Dealer Group/ Advisers
CMT FUM up 13% to $A13.3b in December 2006 (December 2005 $11.8 billion)
Alternative Assets continue to be a growth area, with more than $600 million raised in the past 24 months
The FSG Superannuation portfolio now stands at $A19b
The Macquarie Professional series, now over $A1.7b FUM. Professional Series funds ratings include
Morgan Stanley Global Franchise Fund has four stars rating from S&P and is Highly recommended by Zenith
Concord Van Eyk has a A rating and is recommended by Lonsec
Macquarie Private Portfolio Management now stands at $A1.1b
Our alignment to the adviser market continually drives our product development efforts to meet clients needs
50


Some operational highlights
Product Manufacture/ Packaging
Platform
Dealer Group/ Advisers
Wrap Assets Under Administration up 22% to $A21.6b at 31 December 2006
Our acquisition of Coin Software, a market leading financial planning software company, proving very successful
Confident of continued growth in flows, and managing pricing pressures through inherent scalability in our platform
51


Some operational highlights
Product Manufacture/ Packaging
Platform
Dealer Group/ Advisers
Total number of clients up approximately 5% during the past 12 months to more than 670,000
No. 1 full service retail broker in Australia
Stockbroking and underwriting up strongly on equivalent period last year
In 2006, MFS has completed more than 100 deals and raised in excess of $A1.6b
Our network of advisers now stands at 329
Average revenue per MFS Adviser well up on FY06 (28% on comparable year to 31 December 2006)
Total Assets under Advice/Administration/Management now stands at $A64.3b*
Macquarie Private Bank now advises over $A1.2b* of clients funds
Lachlan Wealth Management continues to grow with new affiliate interest increasing
While benefiting from favourable market conditions, FSG is consistently growing market share
52


Some operational highlights
Client Experience & Service
Our focus on client experience and service levels is being recognised:
MAS won 2003, 2004, 2005 and 2006 Assirt Service Awards for Best Fund Manager of the Year
MAS has adopted a new service program called 'Raising the Bar',an initiative aiming to continually improve the customer driven culture
Staff morale continues to be strong as evidenced by the result of the recent staff survey through both engagement and commitment to FSG's business
53


Some operational highlights
Profitability & Cost Management
Execution efficiency – Proven ability to increase profit internal efficiency
This continued and growing profitability provides opportunities to reinvest in the business for future growth and sufficiently resource and improve functionality/service to cater for current and anticipated levels of growth
Cost to income ratio continues to fall with increased efficiencies and scalability of the business, with a decrease of 13 percentage points over the past three years
Costs per full time employee have fallen 6% during the past three years
Systems costs as a percentage of revenue have fallen more than six percentage points during the past three years
FSG growth is not capital intensive, and operates on a scalable platform
54


FSG – Opportunities for Growth
Divisional Opportunities Across the Three Horizons
Strategic Themes
Extend Product Range
Extend Distribution Capability
Improve Attractiveness as Partner
Leverage Core Capabilities into Adjacent Value Chains
Horizon 1:
Extend and defend current businesses
· Expand current COIN offering
· Alternative asset product development
· Enhance Wrap functionality
· Continual improvement in cost efficiencies across the business
· Adviser recruitment
· Further enhance website for existing and prospective clients
Horizon 2:
Build new businesses
· Strengthen insurance offering and accelerate growth
· White-labelling eg:
-Platform
-Insurance
-Coin
· Accelerate growth of Lachlan Wealth Management
· Platform
Horizon 3:
Create viable options for future growth
· Export product manufacture and packaging capabilities to selected offshore markets (e.g. Asia)
· Assess opportunities for Wrap and COIN in UK market
· Assess wealth management opportunities in Indian market
55


Further Opportunities for FSG
We are operating in attractive and expanding markets where we see opportunities for continued earnings growth
56


Macquarie Bank Limited
Operational Briefing
6 February 2007


Macquarie Bank Limited
6 February 2007


Macquarie's Management Approach
Freedom within Boundaries
Within Macquarie's risk framework the aim is to give business heads a high level of entrepreneurial freedom to develop and implement business unit strategy, new products and services, new market initiatives and domestic and international alliances
Boundaries exist in relation to credit risk, market risk, operational risk, regulatory compliance, IT standards and reputation risk
This means that certain areas are tightly controlled because they have implications outside the business
We call this 'Freedom within Boundaries'
The Risk Management Group (RMG) covers these tightly controlled areas
Prudential Management is a preoccupation of, and is the responsibility of, all businesses in the bank
Risk management is undertaken by all parts of Macquarie, not just in the Risk Management Group
59


Risk Management Group (RMG)
RMG is independent of all business groups, reports to the Managing Director
RMG has a responsibility to approve new limits, new businesses, new products and significant contracts around the Group
This approach has been more or less unchanged over the history of the bank
There is no expectation that it will change as a result for example of Basel II or the proposed NOHC restructure
RMG's role is to ensure that potential unattractive outcomes have been assessed realistically and that, if losses occur they can be managed, however unattractive
In addition, RMG assesses the reputation risk which could arise from any failure in the above areas and any failure to meet the expectations of our clients, regulators or stakeholders
RMG also assesses the aggregate risks across the bank to ensure they fit within the bank's economic capital model
Internal Audit tests design of controls for new products before they are introduced
60


Risk Culture at Macquarie
We don't seek to predict when markets may turn down, but to manage the business constantly on the basis it could be tomorrow
Risks assessed on a 'worst case' basis using earnings shock, rather than capital loss, as the yardstick
Risk is top priority for senior managers at Macquarie. This starts with the Chief Executive
Senior management encouraged to take long term view. Remuneration regime has been little changed over 30 years. Includes deferral of significant portion of bonus which does not vest for ten years; vesting of options over five years
Senior management team is stable and consistent
All material risk acceptance decisions are independently assessed by RMG
Voluntary turnover among the Director Group (representing the 20% most senior staff) is currently around 6%
12 members of Executive Committee have average tenure at Macquarie Bank of over 20 years
Average
DC AM RS NWM AD BM KB PM GW NRW MJ MC
61


Risk Management Group Staff
RMG
Bank wide perspective
254 staff - 171 in Sydney, and 83 offshore in London, New York, Seoul, Hong Kong, Singapore, Toronto and Auckland
Head of RMG is on the bank's Executive Committee
Provides risk reporting to every Board meeting
Outside RMG some 550 staff have a largely risk management role but operate within business groups
62


Market Risk and Credit Risk
As measured by Value at Risk no significant increase
Internal stress testing shows some increase but no radical change
Credit losses maintained at low levels over the cycle
63


Managing Risk and Offshore Expansion
Experience of managing a growing business
The bank has been on a long term growth path
Managing growth is part of management's experience
Varying structures and methods in response to changes in scale is a familiar task
Strategic risk management
Focus where special value can be added
Expansion by adjacency
Testing for the relevant competency, use of joint ventures
Business commitments usually start small
Largely organic growth, selective acquisitions
Managing growth offshore
Compliance, Financial Operations and Risk Management functions based offshore but report centrally to Head Office rather than local management
Internal Audit devotes more resources to offshore businesses
Frequent senior management visits offshore
Large numbers of senior, Macquarie Sydney experienced, staff offshore
Controls over payments largely centralised in Sydney
64


Growth of RMG Resources
12 000
10 000
8 000
6 000
4 000
2 000
0
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
Bankwide Headcount
RMG Headcount
FOO Headcount
65


Basel II Update
Macquarie is seeking accreditation for the "advanced" approach for credit and operational risk
Our initial accreditation application was submitted in September 2005 including some identified gaps against Basel II requirements
Since that time a dedicated project team together with relevant Macquarie business lines have now closed the majority of identified gaps
Project is on track
Ongoing dialogue with APRA has taken place throughout the year
Several on site visits with APRA and more to come
Feedback from APRA continues to support our ongoing efforts to accreditation
It is not anticipated that Basel II will cause a significant change in total regulatory capital requirements for Macquarie
We continue to seek accreditation on the basis that we believe that Basel II captures some important elements of best practice risk management principles for credit and operational risk
There are still some challenges for APRA in applying the Basel II standards to Macquarie's businesses
66



Our success has been sustained
38 year history of profit
MGO Gains
Profit for 1H07
1000
900
800
700
600
500
400
300
200
100
0
69
75
81
87
93
99
05
67



Macquarie Bank Limited
6 February 2007



Glossary
69



Glossary
70



Glossary
71

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
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ASX/Media Release


MACQUARIE
BANK

MACQUARIE BANK EXPECTS A STRONG INCREASE IN FULL YEAR PROFIT

6 February 2007 – Macquarie Bank Managing Director and Chief Executive Officer, Allan Moss, said today the Bank expects its profit for the six months ended 31 March 2007 to be up strongly on the prior corresponding period, subject to market conditions, but probably slightly down on the first six months ended 30 September 2006 (excluding the $A92 million profit on the realisation of the Bank's holding in the Macquarie Goodman Group (MGQ)).

Given the strong first half result already reported, this means the Bank expects its full year profit for the year ended 31 March 2007 to be up strongly on the prior year ended 31 March 2006.

Speaking at a briefing on the Bank's operations to investors and analysts, Mr Moss said the Bank expected to continue to benefit from staff growth. Staff numbers have grown 15% to around 9,400 from March 2006, and the Bank now employs around 3,200 international staff, a growth of 28% since March 2006.

Mr Moss noted that a highlight of the December 2006 quarter was a 16% increase in assets under management to $A177 billion; due to a combination of specialist funds initiatives, notably the acquisition of Thames Water, and strong inflows into the funds managed by the Funds Management and Financial Services Groups, which collectively were up 7% over the same period.

He added that, subject to market conditions, for the remainder of the current year the Bank expects:

- continued satisfactory transaction levels;
- substantial raisings in unlisted international specialist funds;
- performance fees at current relative prices will not be material.

He noted that the tax rate for the year ended 31 March 2007 was expected to be lower than the prior corresponding period due to offshore tax rate differentials.

Mr Moss stated all the Bank's major operating Groups were performing well. "The Bank has benefited from continuing good conditions across most markets, especially from good equity markets in Australia and internationally," he said.

Mr Moss noted that there is a good flow of transactions across all Groups. However, commodity prices and volatility have eased from their 2006 highs, while conditions in the Australian property market remain mixed.

"As is usual at this part of the market cycle, there is also increased competition for staff, especially in international markets," he said.

In commenting on the Bank's business Groups for the current half year to date, Mr Moss said:

- The **Investment Banking Group** expects its 2H07[i] profit to be broadly in line with 1H07[ii] and substantially up on 2H06[iii], due to:
    - good underlying business performance, reflected in the growth in staff numbers and equity under management;
    - continuing strong transaction volumes and asset realisations.
- *Overall the **Investment Banking Group** expects its full year profit to be substantially up on the prior corresponding period.*
- The **Treasury and Commodities Group** expects 2H07 to be down on 1H07, although it is anticipated to be in line with the 1H07 result, excluding the oil and gas asset realisation in North America (as previously noted in the Bank's interim result).
- *Overall, the **Treasury and Commodities Group** expects its full year profit to be well up on the prior corresponding period (including oil and gas asset realisation).*

- The **Banking and Property Group** expects 2H07 to be very substantially up on 1H07 (excluding the profit on the Bank's realisation of its MGQ holding) and up strongly on 2H06.

  - The second half has benefited from further asset realisations, especially UK office assets.
  - Major businesses are performing well except for the land development business, which has been affected by market conditions.
  - 2H07 is also anticipated to benefit from significant investment in growth initiatives and new businesses.

- *Overall the **Banking and Property Group** expects the full year result to be up strongly on the prior corresponding period (even excluding the one-off gain from the MGQ realisation).*
- The **Equity Markets Group** expects its 2H07 result to be slightly down or similar to 1H07, although strongly up on 2H06, primarily due to:
  - improved performance from the Asian business;
  - very good performance from Australian equity products;
  - growth in hedge fund management and structuring revenues;
  - continuing strong performance from the global equity finance team.
- *Overall, the **Equity Markets Group** expects its full year result to be well up on the prior corresponding period.*
- The **Financial Services Group** expects its 2H07 result to be in line with 1H07, although up on 2H06.
- *Overall the **Financial Services Group** expects the full year result to be well up on the prior corresponding period.*
- The **Funds Management Group** expects 2H07 to be broadly in line with its 1H07 result and 2H06 result, noting that 1H07 benefited from performance fees on Australian equity products
- *Overall the **Funds Management Group** expects its full year result to be up on the prior corresponding period.*

Mr Moss also remarked on the Bank's holdings in non-financial assets and businesses held for re-sale. He said the Bank had disposed of approximately $A1.3 billion of these assets by book value since 30 September, 2006, and acquired approximately $A990 million of assets over the same period. "The majority of currently held non-financial assets and businesses held for re-sale are either subject to contract or are subject to active confidential negotiations with respect to their disposal," he said.

"As a result of recent asset sales, combined with the profit for the December quarter and the additional capital from the dividend reinvestment participation plan, the Bank's Tier 1 capital ratio had risen to 15.5% at 31 December 2006. However, this may decline as a result of expected good growth across the businesses," Mr Moss said.

Proposed Non-Operating Holding Company (NOHC) restructure

Mr Moss said the proposed NOHC restructure process first announced at the Bank's 2006 AGM is on schedule. As previously advised, the major driver for the restructure is the continued growth in Macquarie's businesses, particularly its international businesses.

"There are industry discussions progressing with the Commonwealth Department of the Treasury on the required legislative changes for bank restructures, although the timing of required legislation is still uncertain," he said.

Mr Moss noted that the Bank intends to submit a formal NOHC Authorisation Application to the Australian Prudential Regulation Authority in late February.

"Subject to legislative changes and regulatory approvals, we expect to submit a proposal to shareholders later in 2007 and we plan increased consultations with external counterparties over the coming months," Mr Moss added.

The restructure will not result in any major changes to senior personnel or business strategy, nor does the Bank anticipate any significant release of capital, Mr Moss stated.

The Bank expects to announce its full year results on Tuesday 15 May , 2007.

For further information please contact:

Erica Sibree, Macquarie Bank Investor Relations	+612 8232 5008
Matthew Russell, Macquarie Bank Public Relations	+612 8232 4102

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[i] i 2H07 for the six month period ended 31 March 2007
[ii] ii 1H07 for the six month period ended 30 September 2006
[iii] iii 2H06 for the six month period ended 31 March 2006

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